EXHIBIT 21

                           LIST OF SUBSIDIARIES


   The Partnership is a joint venture partner in JMB/Landings
Associates, a general partnership which holds title to The
Landings Shopping Center, located in Sarasota, Florida.

   The Partnership is a joint venture partner in CIP/Ashby
Partners, a general partnership which held title to The Ashby at McLean Apartments, located in McLean, Virginia.